

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 10, 2011

Mr. Richard M. Gunst
Senior Vice President and Chief Financial Officer
DeVry Inc.
3005 Highland Parkway
Downers Grove, Illinois 60515

　　　　Re:　DeVry, Inc.
　　　　　　Form 10-K for the fiscal year ended June 30, 2010
　　　　　　Filed August 25, 2010
　　　　　　File No. 1-13988

Dear Mr. Gunst:

　　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/Larry Spirgel
　　　　　　　　　　　　　　　　Assistant Director